

August 17, 2011

Shili Liu
Chief Executive Officer
Man Shing Agricultural Holdings, Inc.
Unit 1005, 10/F, Tower B
Hunghom Commercial Centre
37 Ma Tau Wai Road, Hunghom
Kowloon, Hong Kong

> **Re:** **Man Shing Agricultural Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2010**
> **Filed September 28, 2010**
> **File No. 000-53146**

Dear Mr. Liu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed for Fiscal Year Ended June 30, 2010

1. We have reviewed your responses to our prior comments 1 through 7. We note that you have established various control processes and you maintain your books and records in accordance with U.S. GAAP. Considering it appears that the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP do not have knowledge of and professional experience with U.S. GAAP and SEC rules and regulations, please provide us with a detailed discussion of the factors you considered in assessing whether this would result in a significant deficiency or material weakness to support your conclusion that internal controls over financial reporting were effective at June 30, 2010.

Consolidated Financial Statements

Consolidated Statements of Stockholders Equity, page F-5

2. We have reviewed your response to our prior comment eight, noting the $625,000 adjustment was incurred as part of the reverse merger consummated on August 20, 2009 and recorded in accordance with FASB ASC 805-40-25. Your response does not appear to address our comment therefore it is being reissued. Please provide us with a detailed discussion of what the $625,000 represents and why this was not accounted for during the retroactive restatement of the June 30, 2009 financial statements for the reverse merger. In addition, please provide us with a detailed discussion of how the guidance in FASB ASC 805-40-25 applies to this adjustment.

Notes to Audited Consolidated Financial Statements

1. Organization Background, page F-6

3. We have reviewed your response to our prior comment nine, noting your response addressed the merger transaction between you and Hero Capital Profits Limited. Your response did not address our comment; therefore it is being reissued in its entirety. It appears from your disclosure that Weifang Xinsheng Food Co. Ltd. is the wholly owned subsidiary of Hero Capital Profits Limited. Please provide us with a detailed discussion of the consideration that was exchanged and how you accounted for the transaction between Hero Capital Profits Limited and Weifang Xinsheng Food Co. Ltd. In addition, please provide us with the ownership composition of each entity prior to the consummation of the transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brian K. Bhandari

Tia Jenkins
Senior Assistant Chief Accountant